UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 18)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Complete Genomics, Inc.

(Name of Subject Company)

Complete Genomics, Inc.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

20454K104

(CUSIP Number of Class of Securities)

A. W. Homan

Senior Vice President, General Counsel and Secretary

Complete Genomics, Inc.

2071 Stierlin Court

Mountain View, California 94043

(650) 943-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Alan C. Mendelson

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 18 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Complete Genomics, Inc. (“Complete” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2012 and amended on September 27, 2012, October 2, 2012, October 5, 2012, October 22, 2012, November 2, 2012, November 13, 2012, November 15, 2012, November 20, 2012, November 26, 2012, November 27, 2012, November 28, 2012, December 7, 2012, December 13, 2012, December 17, 2012, December 28, 2012 and January 7, 2013 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Beta Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BGI-Shenzhen, a company organized under the laws of the People’s Republic of China (“Parent” or “BGI”), to purchase all of the outstanding common stock, par value $0.001 per share, of Complete (the “Shares”), at a price of $3.15 per Share, net to seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated September 25, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on September 25, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add to the end of the Section entitled “Extension of the Offer” the following:

On January 11, 2013, Parent and Purchaser announced an extension of the expiration date of the Offer until 12:00 midnight, New York City time, on Friday, January 18, 2013 (which is the end of the day on January 18, 2013). Computershare Trust Company, N.A., the depositary for the Offer, has indicated that, as of the close of business on January 11, 2013, approximately 29,336,700 Shares, or 83% of the outstanding Shares, have been validly tendered in and not withdrawn from the Offer, including Shares subject to guaranteed delivery procedures.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(2)(M) and is incorporated herein by reference.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add to the end of the Section entitled “Antitrust Compliance—People’s Republic of China Regulatory Approvals” the following:

On January 11, 2013, the NDRC notified Parent that it had granted clearance of Parent’s proposed acquisition of the Company pursuant to the Merger Agreement. On January 11, 2013, Parent and the Company issued a joint press release announcing the NDRC clearance, a copy of which is attached hereto as Exhibit (a)(2)(N) and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following exhibit:

Exhibit Number	Description

(a)(2)(M)	Press Release issued by BGI-Shenzhen on January 11, 2013 (incorporated herein by reference to Exhibit (a)(5)(T) to the Schedule TO-T/A of BGI-Shenzhen and Beta Acquisition Corporation, filed with the SEC on January 11, 2013).

(a)(2)(N)	Joint Press Release issued by BGI-Shenzhen and Complete Genomics, Inc. on January 11, 2013 (incorporated herein by reference to Exhibit (a)(5)(U) to the Schedule TO-T/A of BGI-Shenzhen and Beta Acquisition Corporation, filed with the SEC on January 11, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COMPLETE GENOMICS, INC.

By:	/s/ A. W. Homan
Name:	A. W. Homan
Title:	Senior Vice President, General Counsel and Secretary

Dated: January 11, 2013

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